ทะเบียนเลขที่ บมจ. 53

File No. 82-3827



บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)

PTT Exploration and Production Public Company Limited

PTTEP No. 1.910/00083/2005

Finance Dept.
Tel.0-2537-4512, 0-2537-4611



05006284

February 22, 2005

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

SUPPL

Dear Sir,

Subject:	Audited Financial Statements, Management's Discussion and Analysis of Operating Results for 2004, and Petroleum Reserves Report
Reference:	Letter PTTEP No. 1.910/ 00028 / 2005, dated January 28, 2005
Attachment:	1. 2004 Audited Financial Statements and consolidated financial statements of PTT Exploration and Production Public Company Limited as of December 31, 2004 and 2003, including English translations
	2. Management's Discussion and Analysis of Operating Results for 2004
	3. Supplemental information on petroleum exploration and production activities prepared under U.S. Financial Accounting Standard No.69 (FAS69 Report) and other information – Unaudited.

PTT Exploration and Production Public Company Limited, or PTTEP, would like to submit its 2004 audited financial statements, consolidated financial statements, Management's Discussion and Analysis of Operating Results for 2004, and the unaudited supplemental information on petroleum exploration and production activities prepared under U.S. Financial Accounting Standard No.69 (FAS69 Report) and other information as of December 31, 2004 as per attachment 3. These attached financial statements have already been audited by the Office of the Auditor General of Thailand, and approved by the Audit Committee and the PTTEP Board of Directors on the basis that the information is accurately presented and sufficient for investors.

PTTEP wishes to announce that the operating results presented in the audited financial statements, as of December 31, 2004, are the same as those presented in PTTEP's announcement on the subject of the Unaudited Financial Statements, and Analysis of Operating Results for 2004, dated January 28, 2005, as per the reference.

Yours sincerely,

Maroot Mrigadat
President

PROCESSED
MAR 08 2005
THOMSON FINANCIAL

(Audited Yearly F/S and Consolidated F/S (F45-3))

Reports: Audited yearly and consolidated statements as follows.

Name PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY

File No. 82-3827

	Audited (In thousands) Ending 31 December For year	
Year	2004	2003
Net profit (loss)	15,866,023	12,028,232
EPS (baht)	24.31	18.44

Auditors Opinion:

Unqualified Opinion

Comment: 1. Please see details in financial statements, auditor's report and remarks from SET SMART

"The company hereby certifies that the information above is correct and complete. In addition, the company has already reported and disseminated its financial statements in full via the SET Electronic Listed Company Information Disclosure (ELCID), and has also submitted the original report to the Securities and Exchange Commission."

Signature 

(Maroot Mrigadat)

Position President

Authorized to sign on behalf of the company

2. Management's Discussion and Analysis of Operating Results for 2004

2.1 PTTEP Performance

In 2004, Thailand's economy demonstrated continuous growth at a rate below the targeted forecast. This was caused by several unexpected factors such as the Southern region issue, the recurrence of bird flu outbreak, and the high world oil prices throughout 2004. These factors depressed Thai economic growth. However, the Bank of Thailand (BOT), and the National Economic and Social Development Board (NESDB), projected economic growth in 2004 to be around 6.0 - 6.3%. This economic growth led to increases in demands for natural gas and power, at 4.0% and 7.7% respectively, when compared with the year 2003.

Regarding business results in 2004, PTTEP was successful in implementing its strategic directions as follows:

2.1.1 Concerning the first strategic direction, value creation in the existing projects, notable aspects are summarized here:

(1) PTTEP achieved impressive results in 2004. Firstly, actual sales volume was 134,070 Barrel of Oil Equivalent per Day (BOED), which was higher than the target of 129,119 BOED by 3.8%. The major contributors to increases in sales volume came from higher sales volume in the Bongkot, Pailin, and Yetagun projects. Secondly, the 2004 performance yielded a Return on Capital Employed (ROCE) of 24.4%, which was higher than the target of 23%. Regarding the Long-term Debt-to-Equity ratio, PTTEP's ratio was at 0.4, lower than the target of 1.0.

(2) PTTEP, the operator of the Arthit project and the other joint venture partners, (the sellers), signed the Gas Sales Agreement (GSA) with PTT Public Company Limited or PTT (the buyer) on January 23, 2004. This is a major achievement in expanding production base, enabling the reduction of petroleum imports and to secure a long-term gas supply for the nation. In addition, this is also a key milestone transform the Arthit project into a full development phase. Currently, the Arthit project is progressing as planned. Significant tasks have been completed, such as the 3rd Appraisal Drilling Campaign for Arthit Development in May 2004.

(3) PTTEP successfully concluded the preliminary GSA of block B-17 in the MTJDA project with PTT. This GSA is in the process of submission to the Thai and Malaysian governments for approval prior to the expected signing in 2005. This event clearly confirms the driving forward of the MTJDA project development.

(4) PTTEP accelerated initial oil production in the Nang Nuan Project, B6/27, to gain an upward trend of crude oil price. The Nang Nuan project is expected for first oil production in the first quarter of 2005.

(5) On December 17, 2004, PTTEP initiated the first exploration well in Shams in the Oman 44 project, the first overseas project in which PTTEP served as an operator. The Shams' GSA is in process of conclusion. The GSA signing is expected to be in the the first quarter of 2005.

-2-/(6) PTTEP...

(6) PTTEP International Limited, a subsidiary of PTTEP which has 15% participation interest in G4/43 project located in the Gulf of Thailand, and Chevron Offshore (Thailand) Ltd., as an operator with 85% participation interest, have had initial success in proving the petroleum potential of Block G4/43 from the discovery results of the first 2 exploration wells. It revealed that the Lanta1 was drilled to a measured depth of 10,358 feet and discovered 280 feet of oil and gas pay, in addition, the Lanta2 was drilled to a measured depth of 10,040 feet and discovered 194 feet of oil and gas pay. (On October 4, 2004, the participation interest in Block G4/43 has been changed: Chevron 60%, MOECO 25%, and PTTEPI 15%).

(7) PTTEP received Thai Cabinet approval on December 28, 2004 to hold 20% stake in Block EU-1 in the Phu Horm project. The project has been very successful in the past 2 years of exploration. It revealed that Phu Horm is expected to be the next significant onshore gas resource for the country.

2.1.2 Regarding the second strategic direction - growth - several significant investment expansions, both domestic and overseas, were implemented in line with corporate strategy. The key investment events in 2004 are detailed below;

(1) PTTEP was awarded concession blocks from the invitation to the 18th Petroleum Concession Bidding Round. PTTEP became the concessionaire and the operator for the whole of concession Blocks L53/43 & L54/43. Both concession blocks are noted to have potential oil reserves, which are located in Suphanburi province nearby the existing company project PTTEP1. This led to the synergy approach with the existing operating project PTTEP1.

(2) PTTEP completed share purchasing of Thai Shell Exploration and Production Company Limited and became the operator with 100% interest in Project S1, Blocks L22/43 and B6/27. By purchasing Thai Shell, PTTEP not only extends its domestic investment expansion, but also immediately locks in sales revenue from this field. In addition, PTTEP's oil production and oil reserves will also increase.

(3) PTTEP International Limited (PTTEPI) and PC JDA Limited, an affiliate of PETRONAS of Malaysia, with 50% interest each, signed the Production Sharing Contract (PSC) of Block B-17-01 with Malaysia-Thailand Joint Authority (MTJA) on September 30, 2004. Block B-17-01 is a part of the Malaysia-Thailand Joint Development Area (MTJDA). This concession is projected to have oil and gas potential reserves from the past successful exploration in Block B-17. This investment will enhance the value of petroleum exploration projects in the Gulf of Thailand and the MTJDA, and increase PTTEP's petroleum reserves in accordance with corporate growth strategy.

(4) PTTEP signed a Memorandum of Understanding (MOU) with the Ministry of Petroleum, The Islamic Republic of Iran on January 29, 2004. This MOU covers the cooperation between the two parties in the areas of petroleum exploration, development and utilization of petroleum and their products as well as training and other technical assistance in petroleum activities. This event clearly enhances PTTEP's investment opportunities in this potentially petroleum rich country.

(5) PTTEP signed the Production Sharing Contract (PSC) on August 7, 2004 to become the Operator, with 100% interest, in petroleum exploration project Blocks M-3

and M-4, in the Union of Myanmar. The blocks are located in the Gulf of Martaban, covering a total area of approximately 18,000 square kilometers. This investment is in line with the corporate strategy on overseas expansion to increase PTTEP's petroleum reserves and to secure a petroleum supply for domestic demand.

2.1.3 The third strategic direction, capability development, PTTEP has incorporated the Corporate Governance (CG) principle, organization and human development into its business execution. Notable aspects are summarized here;

(1) In 2004, PTTEP, in its continued effort to improve corporate governance, signed a contract with Thai Rating and Information Services Co., Ltd., (TRIS), to evaluate PTTEP's performance as well as to identify PTTEP's ranking in Thailand in terms of corporate governance. PTTEP received a "Very Good" CG rating, or a score of 8.14. This allowed PTTEP to gain several benefits from SEC (Securities and Exchange Commission, Thailand) and SET (Stock Exchange of Thailand) such as 50% annual fee reduction.

(2) PTTEP received 2 awards from 2004 SET Awards. The first was the Best Performance Award, which was given to the listed company equipped with strong financial indicators and outstanding business performance in 2003, in the resources sector. The other award was the Best Corporate Governance Report Award, which was awarded to the top 10 listed companies in outstanding corporate governance report in accordance with SET regulations.

(3) PTTEP has established PTTEP Services Limited with the registered capital of 1,000,000 Baht, consisting of 100,000 ordinary shares at 10 Baht each. Its main activity is to supply contracted personnel for the PTTEP group of companies, ensuring smooth and efficient operations of PTTEP.

(4) PTTEP and the Vocational Education Commission (VEC) have agreed to establish the PTTEP Petroleum Training Center to conduct training programs for petroleum technician trainees in order to reinforce international knowledge and expertise in the petroleum exploration and production industry. It is primarily intended to prepare around 40 vocational school graduates who will work offshore at Arthit field, which is expected to start gas production in the first half of 2007.

(5) For the projects in which PTTEP is the operator, the company aims to achieve operational excellence, along with a keen awareness of Safety Security Health and Environment (SSHE) issues. Concurrently, organization and human resources development initiatives have also progressed. PTTEP has focused on adopting international best practices and world-class competitiveness in order to support its future growth. In this matter, PTTEP has developed an internal control system together with risk management to ensure implementation of this plan. The company had also incorporated the principles of organization management approaches such as Learning Organization, Knowledge Management, Efficiency-Based Organization, and Organization Capabilities to guarantee continued organizational development.

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82-3627

2.2 Results of Operations

For the year 2004, PTTEP's financial positions were strong due to higher sales volumes at 134,070 BOED compared with 107,299 BOED in 2003. The average petroleum price was also higher at USD 23.38 per BOE, compared with USD 20.62 per BOE in 2003. The Company had cash and cash equivalents of Baht 23,778 MM. at December 31, 2004, and invested its surplus cash in short-term financial instruments carrying low risks such as Treasury Bills, Promissory Notes, US. Treasury Bills, and deposits with commercial banks, where emphasis is given to security and liquidity.

On April 28, 2004, the PTTEP 2004 General Shareholders' Meeting approved the issuance and the offering of 2.8 million units of warrants to purchase the Company's common shares for management and employees of the Company for the year 2004 (Exercise Ratio : 1 unit of warrant per 1 unit of common share) at the exercise price of Baht 183.

On May 7, 2004, PTTEP paid a dividend to its shareholders of Baht 6.75 per share, in compliance with the resolution of the 2004 General Shareholders' Meeting on April 28, 2004.

Concerning investor relations activities, the Company participated in the SET in the City event on November 11-14, 2004, hosted by The Stock Exchange of Thailand. The activity created a venue for disclosure of Company's information to retail investors.

Full year 2004 compared with Full year 2003

Earning summary	Full Year	
Millions of Baht except Baht per share amounts	2004	2003
Income from continuing operations		
Exploration and production	15,158	10,805
Pipelines	2,601	2,256
The others	(1,893)	(1,033)
Total net income	**15,866**	**12,028**
Diluted earnings per share – from continuing operations	24.26	18.43
Total revenues - from continuing operations	48,417	37,014

For the results of operations for 2004, PTTEP and subsidiaries' net profit was Baht 15,866 million or Baht 24.26 per share-diluted, an increase of Baht 3,838 million or 32% when compared with last year's net profit of Baht 12,028 million, or Baht 18.43 per share-diluted. PTTEP and subsidiaries had a ratio of return on shareholders' equity in this year of 30.88%.

For the year 2004, the total revenues of PTTEP and subsidiaries amounted to Baht 48,417 million, an increase of Baht 11,403 million or 31% when compared with Baht 37,014 million last year. This increase was mainly due to an increase in sales of Baht 12,161 million or 36%, resulting from the higher sales volume at 134,070 BOED this year, compared with 107,299 BOED last year. In addition, the average petroleum price increased to USD 23.38 per BOE when compared with USD 20.62 per BOE for last year. The increased sales volume derived mainly from (1) the sales volume of

crude oil from the S1 project as a result of the additional stakes from the acquisition, (2) an increase sales volume of natural gas and condensate from the Bongkot project, and (3) an increase sales volume of natural gas from the Yetagun and the Pailin project. However, the sales of the Yadana project decreased due to the decline in the benefits of cost recovery for the production sharing since the third quarter of 2003.

Revenue from pipeline transportation, which was proportionately recorded from gas pipeline transportation that MGTC and TPC rendered to Myanma Oil and Gas Enterprise (MOGE), increased due to the higher gas transport volume of MOGE.

PTTEP and subsidiaries realized their share of net income from associated companies for this year by Baht 209 million, consisting of the net income from Medco Energi through New Links of Baht 154 million, and the net income from Thai Oil Power Co., Ltd., of Baht 55 million.

PTTEP and subsidiaries had a foreign exchange gain for this year amounting to Baht 112 million due to the stronger Baht when compared with the foreign exchange gain of Baht 870 million last year.

For the year 2004, PTTEP and subsidiaries incurred expenses of Baht 19,848 million, an increase of Baht 4,235 million or 27% when compared with Baht 15,613 million last year. This increase was the net effect of;

(1) an increase in depreciation and amortization, mainly due to (a) the higher depreciation of the S1 project as a result of the additional stakes from the acquisition, and amortization of the excess of the cost of acquiring Thai Shell under the unit of production method, (b) higher depreciation of the Bongkot and Pailin projects due to an increase in production volume and completed oil and gas properties, and (c) a higher depreciation of the Yetagun project and TPC's gas pipeline resulting from an additional stake of 5.1511% in the Yetagun project and the TPC's gas pipeline since September 2003, and amortization of the excess cost of acquisition under the unit of production method.

(2) an increase in petroleum royalties due to higher sales revenue,

(3) higher operating expenses, which were mainly from the S1 project as a result of the additional stakes from the acquisition, and increases in maintenance expenses and improved operational efficiency in the Bongkot, the Pailin, and the Yetagun projects,

(4) an increase in general administrative expenses, which were mainly from personnel expenses, the provision for retirement benefits, and from the new operating projects.

(5) a decrease in exploration expenses, mainly due to the write-off of dry wells in the Vietnam 9-2 and the Vietnam 16-1 projects, and the geological and geophysical studies in the Oman 44 project last year, while most of exploration expenses of this year were attributed to the geological and geophysical studies in the Myanmar M7&M9, the G4/43, the Vietnam 9-2 and the Vietnam 16-1 projects.

-6-/For this...

For this year, PTTEP and subsidiaries' income tax expenses increased by Baht 3,382 million. The increase was mainly due to (1) additional income tax expenses of Baht 1,854 million in the S1 project as a result of the additional stakes from the acquisition, (2) an increase in income tax expense for PTTEP International Limited because of the utilization of tax losses carried forward from last year, (3) increased Myanmar income tax from the Yadana project resulting in a decline in the benefits of cost recovery for the production sharing. This, in turn, affected increasing in taxable profits, and (4) payment of Myanmar income tax for the Yetagun project & TPC after the end of tax holiday period in May 2003.

3. Financial position

As of December 31, 2004, PTTEP and subsidiaries had total assets amounting to Baht 111,945 million, which was Baht 19,369 million higher than the end of 2003. This increase was mainly due to (1) an increase in oil and gas properties of Baht 10,559 million. This increase was from consolidation of oil and gas properties of the S1 project amounting to Baht 3,880 million, as a result of the additional stakes from the acquisition, and the incurred net excess of the cost of the Thai Shell acquisition amounting to Baht 4,951 million. (2) an increase of cash and cash equivalents including short-term investments by Baht 7,361 million due to the higher net cash flow level from operations.

Most of the current assets of PTTEP and its subsidiaries as of December 31, 2004 were in cash and cash equivalents, short-term investments, parent company receivables, and accounts receivables. A large proportion of the non-current assets were (1) assets used in joint-venture exploration and production, presented under the title of Property, Plant, and Equipment as well as (2) investments in associated companies, New Links and Thai Oil Power Co., Ltd., presented under the title of Investment Accounted for under Equity Method.

PTTEP and its subsidiaries had total liabilities of Baht 54,846 million. This was Baht 7,944 million higher than the end of 2003, mainly resulting from the following 3 factors: (1) an increase in income tax payable by Baht 3,864 million as a result of the consolidation of the acquired S1 project and a higher of net income, (2) higher provision for decommissioning cost of Baht 1,320 million, mainly due to the consolidation of the acquired S1 project , and (3) an increase in deferred tax liabilities of Baht 1,084 million, a temporary difference in the calculation of net assets between accounting and tax, resulting from a different method of calculating depreciation.

PTTEP recorded the provision for retirement benefits as of December 31, 2004, amounting to Baht 127 million, presented under the title of Other Non-current Liabilities.

PTTEP issued warrants to directors, managements and employees in the amount of 2 million units on August 1, 2002, 2 million units on August 1, 2003, and 2.8 million units on August 1, 2004 with the exercise prices of Baht 111 per share, Baht 117 per share, and Baht 183 per share respectively. As of December 31, 2004, the total numbers of shares exercised were 1.33 million shares and the outstanding number of warrants was 5.47 million units.

-7-/On November ...

On November 11, 2004, PTTEP registered the change in paid-up capital to Baht 3,266.66 million for the issuance and payment of 653.33 million ordinary shares.

As of December 31, 2004, PTTEP and subsidiaries had a net cash flow from operations amounting to Baht 26,236 million. Most of this was cash received from operating activities. PTTEP and subsidiaries had a net cash flow used in investment activities that amounted to Baht 17,071 million. Most of this was from acquiring all of Thai Shell's shares and the increase in oil and gas properties in the Arthit, Bongkot, and Pailin projects. In addition, PTTEP and subsidiaries had a net cash flow used in financing activities amounting to Baht 4,297 million for (1) dividend payment amounting to Baht 4,403 million and (2) cash received from the issuance of ordinary shares for the exercise of warrants amounting to Baht 106 million. As of December 31, 2004, PTTEP and its subsidiaries had cash and cash equivalents of Baht 23,778 million, an increase of Baht 4,715 million from the end of 2003.

Regarding protection against potential risks which may affect its projects, PTTEP purchased insurance coverage by considering all types of perils and appropriate sum-insured related to each project. For 2004, the premiums on these policies remained high relative to those of the year 2003. However, the Company continued to purchase sufficient insurance coverage as it has done in the past.

As of December 31, 2004, PTTEP's credit ratings were as follows;

- Baa1 for its Long-term foreign currency rating by Moody's Investors Service
- BBB+ for its Long-term foreign currency rating, and
  BBB+ for its Long-term local currency rating by Standard and Poor's Ratings Services
- A- by Japan Credit Rating Agency, Limited
- AA+ by TRIS Rating Company Limited

2.4. Impacts on Operational Results

For 2004, although there were several negative factors which depressed Thai economic growth, causing it to be slightly under target, the growth at the ranges of 6.0 - 6.3% seems stable for Thai economy. Factors supporting stable Thai economic growth are the high current account surplus and fiscal reserves.

For the economic outlook in 2005, all private and governmental organizations coincidently forecasted Thai economic growth at the same rate as the previous year. However, the economic overview in 2005 will be more volatile from the chronic issue in the southernmost provinces, which affects investor confidence. Concurrently, the return of bird flue and SARS (Severe Acute Respiratory Syndrome) has become regional diseases whose outbreaks directly influenced the Thai economy.

In addition, there are new factors such as the downturn of other national economies, in particular the forecast of continuous depreciation of the US dollar throughout 2005, along with other negative factors such as the US current account deficit and treasury deficit. These factors will directly influence the global economy. Simultaneously, the upward trend of world oil price, resulting from OPEC reducing its

-8-/operation,...

operation, and global terrorism, directly threaten the global economy. Moreover, the implementation of government policy in floating domestic diesel price may also have a negative impact of the Thai economy, as well as reduced tourism to the 6 southern provinces affected by the Tsunami disaster. These factors may reduce economic growth in 2005.

For business in 2005, PTTEP is continuing to focus on existing strategic directions, value creation, growth, and capability development. Firstly, regarding value creation, PTTEP enhances its efficiency and synergy through existing projects and assets. Secondly, concerning growth, PTTEP continuously expands its investment both domestic and overseas. Thirdly, as for capability development, PTTEP has incorporated the approach of efficiency based organization and organization capability to guarantee continued organizational development.

However, concerning projects which are expected to be in production in the near future such as the Arthit and Oman 44 projects, or projects in the exploration phase such as the Myanmar M7&M9 and M3&M4, PTTEP has already initiated preparation for project development to meet scheduled plans. PTTEP has again targeted operational excellence in all of its activities.

Other factors, which may affect the company performance both in short and long term includes fluctuation of oil price and the revision of gas sales agreement. These are elaborated in the section of risk factors to be disclosed on report 56-1 and the 2004 annual report.

3. Supplemental Information on Petroleum Exploration and Production Activities

Under the US Financial Accounting Standard no. 69 (FAS 69) and other information - Unaudited

(A) PTTEP and its Subsidiaries' Petroleum Reserves Report As of December 31, 2004

The total Proved Reserves of PTT Exploration and Production Public Company Limited (PTTEP) and its Subsidiaries as of December 31, 2004 are shown in the attached table. The Proved Reserves are reviewed annually by company's earth scientists and reservoir engineers to ensure rigorous professional standards. The Proved Reserves are reported on a gross basis, which includes the company's net working interest and related host country's interest.

No reserve quantities have been recorded for the company on Blocks B, 48/95, 52/97, 9-2, and 16-1 Projects in offshore Vietnam because no commercial arrangement has been established for the discoveries.

The total Proved Reserves (Consolidated Companies) as of December 31, 2004 of PTTEP and its subsidiaries are 139 Million Stock Tank Barrels (MMSTB) for crude oil and condensate, and 5,011 Billion Standard Cubic Feet (BSCF) for gas. The total Proved Reserves (Consolidated Companies) in term of oil equivalent is 899 Million Barrels (MMBOE).

The total production in 2004 (Consolidated Companies) is 56 MMBOE or equivalent to the production rate of approximately 154,000 Barrels of Oil Equivalent per Day (BOED) , approximately 34,000 BOED or 28% increase from last year. The production increase was mainly attributed to the increase of petroleum production from Bongkot, Yadana, and Yetagun projects and the increased interest in S1 project.

PTTEP indirectly holds 34.20% interest in PT. Medco Energi Internasional Tbk. (Medco), an Indonesia upstream oil and gas exploration and production company. PTTEP's share of Medco's Proved Reserves are 36 MMSTB for crude and condensate, and 165 BSCF for gas. The total Proved Reserves in term of oil equivalent is 64 Million Barrels (MMBOE). (Medco's Proved Reserves were based on Gaffney, Cline & Associates (Consultants) Pte. Ltd.(GCA)'s estimated as of January 1, 2004 subtracted by total 2004 production. GCA's estimation for end of 2004 has not been completed.)

The total PTTEP's worldwide Proved Reserves as of December 31, 2004, including investment in Medco are 175 MMSTB for crude and condensate, and 5,176 BSCF for gas, or approximately 963 MMBOE.

	Proved Reserves of Crude oil and Condensate[1]			Proved Reserves of Nature Gas[1]			Proved Reserves of Crude oil, Condensate and Natural Gas[1] Barrel of Oil Equivalent		
	(Million of barrels)			(Billion of cubic feet)			(Million of barrels)		
	Domestic[2]	Foreign	Worldwide	Domestic[2]	Foreign	Worldwide	Domestic[2]	Foreign	Worldwide
Company's share of reserves of consolidated companies									
As of December 31, 2002	**89**	**9**	**98**	**2,727**	**1,865**	**4,592**	**519**	**249**	**768**
1) Revision of previous estimates	8	(0.02)	8	187	(1)	186	41	4	45
2) Improved recovery	-	-	-	-	-	-	-	-	-
3) Extensions and discoveries	11	-	11	470	-	470	88	-	88
4) Purchases/Sales of Petroleum in Place	-	3	3	-	124	124	-	25	25
5) Production	(7)	(0.44)	(8)	(162)	(73)	(235)	(34)	(10)	(44)
Total consolidation companies									
As of December 31, 2003	**101**	**11**	**112**	**3,222**	**1,915**	**5,137**	**614**	**268**	**882**
MEDCO [3]	-	40	40	-	93	93	-	55	55
Total Worldwide									
As of December 31, 2003	**101**	**51**	**152**	**3,222**	**2,008**	**5,230**	**614**	**323**	**937**
Company's share of reserves of consolidated companies									
As of December 31, 2003	101	11	112	3,222	1,915	5,137	614	268	882
1) Revision of previous estimates	(1)	-	(1)	(25)	-	(25)	(8)	(3)	(11)
2) Improved recovery	-	-	-	-	-	-	-	-	-
3) Extensions and discoveries	0	-	0	3	-	3	1	-	1
4) Purchases/Sales of Petroleum in place[4]	41	-	41	171	-	171	83	-	83
5) Production	(12)	(0.58)	(13)	(192)	(83)	(275)	(45)	(11)	(56)
Total consolidation companies									
As of December 31, 2004	**129**	**10**	**139**	**3,179**	**1,832**	**5,011**	**645**	**254**	**899**
MEDCO [3]	-	36	36	-	165	165	-	64	64
Total Worldwide									
As of December 31, 2004	**129**	**46**	**175**	**3,179**	**1,997**	**5,176**	**645**	**318**	**963**

(1) The Proved Reserves are reported on a gross basis which includes the company's net working interest and the related host country interest.

(2) Includes JDA Project

(3) PTTEP indirectly holds 34.20% interest in Medco. Medco's proved reserves were based on Gaffney, Cline & Associates (Consultants) Pte. Ltd.'s estimated as of January 1, 2004 subtracted by total 2004 production. As at 29th January 2005 PTTEPO, a subsidiary of PTTEP, has signed a Conditional Share Purchase Agreement to sell its entire shareholdings in New Links Energy Resources Limited to Encore Int'l Limited (Encore). Encore, also a current shareholder, is choosing to exercise its pre-emptive right to purchase the aforementioned shares.

(4) PTTEP's interest in S1 Project increased from 25% to 100%.

(B) Capitalized costs relating to oil and gas producing activities

Capitalized costs represent cumulative expenditures for proved and unproved properties, and support equipment and facilities used in oil and gas exploration and production operations together with related accumulated depreciation, depletion and amortization.

Proved properties include exploration & development wells, equipment, transportation pipeline and related producing facilities associated with proved reserves project. Unproved properties represent amounts associated with non-proved reserve project. Support equipment and facilities include warehouse, field offices, vehicles and movable assets used in oil and gas producing activities.

The net capitalized costs represent the undepreciated value for these assets.

(Million Baht)	2004	2003
Proved properties	100,341	71,892
Unproved properties	1,755	1,105
Accrued decommissioning costs	5,875	4,293
Support equipment and facilities	620	325
Gross capitalized costs	**108,591**	**77,615**
Accumulated depreciation, depletion, and amortization	(46,561)	(25,690)
Net capitalized costs	**62,030**	**51,925**
Capitalized costs of equity company (1)	10,358	4,724

(1) Represents PTTEP's share of net capitalized costs of investment in Medco
As at 29th January 2005 PTTEPO, a subsidiary of PTTEP, has signed a Conditional Share Purchase Agreement to sell its entire shareholdings in New Links Energy Resources Limited to Encore Int'l Limited (Encore). Encore, also a current shareholder, is choosing to exercise its pre-emptive right to purchase the aforementioned shares.

(C) Costs Incurred in oil and gas property acquisition, exploration, and development activities

Costs incurred represent amounts both capitalized and charged to expense during the year. Property acquisition costs include costs to purchase proved and unproved properties.

Exploration costs include the costs of geological and geophysical work, carrying and retaining undeveloped properties, and drilling and equipping exploratory wells.

Development costs include costs associated with drilling and equipping development wells, improved recovery systems, facilities for extraction, treating, gathering and storage, producing facilities for existing developed reserves, and costs associated with transportation pipeline.

(Million Baht)	2004			2003		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Acquisition of properties						
- Proved	5,597	-	5,597	-	1,558	1,558
- Unproved	44	215	259	-	-	-
Exploration costs [(1)]	1,036	475	1,511	45	2,246	2,291
Development costs	5,606	786	6,392	4,511	1,466	5,977
Total	**12,283**	**1,476**	**13,759**	**4,556**	**5,270**	**9,826**
Costs incurred of equity Company[(2)]	-	6,725	6,725	-	1,158	1,158

(1) Exploration costs include transferring of exploration well costs to development well costs for future production.

(2) Represents PTTEP's share of costs incurred of investment in Medco accounted for under equity method

(D) Results of operation for producing activities

Results of operations from oil and gas producing activities for the year 2004 and 2003 are shown in the following table.

Operating costs include lifting costs incurred to operate and maintain productive wells and related equipment. Exploration expenses consist of geological and geophysical costs, and dry hole costs. General administrative expenses are expenses directly related to oil and gas producing activities. Depreciation, Depletion and Amortization expense relates to capitalized costs incurred in acquisition, exploration and development activities, transportation pipeline, including amortized decommissioning costs.

Other income/expenses include pipeline transportation income and foreign exchange gains and losses.

Income tax expenses are based on the tax effects arising from the operations.

General corporate overhead and interest costs are excluded from the results of operations.

(Million Baht)	2004			2003		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Gross revenues :						
Total Sales	**39,299**	**6,900**	**46,199**	**27,193**	**6,845**	**34,038**
Expenses :						
Operating expenses	2,945	642	3,587	1,842	547	2,389
Exploration expenses	107	294	401	56	2,256	2,312
General administrative expenses	782	446	1,228	455	271	726
Petroleum royalties	4,914	754	5,668	3,380	641	4,201
Depreciation, depletion and amortization	7,291	642	7,933	4,702	500	5,202
Other (income)/ expenses	(118)	(1,609)	(1,727)	(33)	(938)	(971)
Total expenses	15,921	1,169	17,090	10,402	3,277	13,679
Results before income taxes	**23,378**	**5,731**	**29,109**	**16,791**	**3,568**	**20,359**
Income tax expenses	9,766	1,704	11,470	6,696	1,897	8,593
Net results of operations	**13,612**	**4,027**	**17,639**	**10,095**	**1,671**	**11,766**
Results of operations of equity company[1]	-	**154**	**154**	-	**480**	**480**

[1] Represents PTTEP's share of results of operations of investment in Medco

(E) Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

The standardized measure of discounted future net cash flows, related to the above proved oil and gas reserves, is computed by applying year-end prices of oil and gas (with consideration of price changes only to the extent provided by contractual arrangements) to the estimated future production of year-end proved oil and gas reserves remaining less estimated future expenditures (based on year-end costs) to be incurred in developing and production the proved reserves, discounted using a rate of 10% per year to reflect the estimated timing of the future cash flows. Future income taxes are calculated by applying the appropriate year-end statutory tax rates to the future pre tax net cash flows and reduced by applicable tax deductions or tax credits.

Discounted future cash flow estimates like those shown below are not intended to represent estimates of the fair value of oil and gas properties. Estimates of fair value should also consider probable and possible which may become proved reserves in the future, anticipated future oil and gas prices, interest rates, changes in development and production costs and risks associated with future production. Because of these and other considerations, any of fair value is necessarily subjective and imprecise.

(Million Baht)	2004			2003		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Future cash inflows	444,327	162,244	606,571	383,121	164,872	547,993
Future production costs	(61,511)	(20,821)	(82,332)	(50,172)	(21,553)	(71,725)
Future development costs	(108,972)	(6,530)	(115,502)	(92,504)	(6,696)	(99,200)
Future income tax expenses	(90,534)	(50,059)	(140,593)	(81,203)	(49,104)	(130,307)
Future net cash flows	183,310	84,834	268,144	159,241	87,520	246,761
10% annual discount	(83,998)	(47,576)	(131,574)	(78,957)	(51,478)	(130,435)
Standardized measure of discounted future net cash flows (SMDCF)	**99,312**	**37,258**	**136,570**	**80,283**	**36,043**	**116,326**
SMDCF of equity company (1)	-	5,587	5,587	-	4,038	4,038
Total SMDCF	**99,312**	**42,845**	**142,157**	**80,283**	**40,081**	**120,364**

(1) Represents PTTEP's share of discounted future net cash flows of investment in Medco.
As at 29th January 2005 PTTEPO, a subsidiary of PTTEP, has signed a Conditional Share Purchase Agreement to sell its entire shareholdings in New Links Energy Resources Limited to Encore Int'l Limited (Encore). Encore, also a current shareholder, is choosing to exercise its pre-emptive right to purchase the aforementioned shares.

Changes in Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

(Million Baht)	2004	2003
Present value at beginning of year	**116,326**	**96,059**
Sales and transfers of oil and gas produced, net of production costs	(31,759)	(27,251)
Development costs incurred during the period	6,782	4,916
Net changes in prices and production costs	38,127	17,348
Net changes in development costs	(15,079)	11,886
Extensions, discoveries and improved recovery	272	19,732
Revisions of previous quantity estimates	(5,923)	22,769
Purchases / sales of petroleum in place	43,448	11,818
Accretions of discount	(5,337)	(20,450)
Net changes in income taxes	(10,287)	(20,500)
Present value at the year end	**136,570**	**116,326**

(F) Other information

Productive Oil and Gas Wells

The number of productive wells at December 31, 2004 were as follows :

	Oil		Gas	
	Gross	**Net**	**Gross**	**Net**
Thailand	165	164	550[1]	142
Foreign				
Southeast Asia	-	-	20	5
Total	**165**	**164**	**570**	**147**

(1) The numbers of 77 production wells produce both crude oil and Gas.

Drilling in Progress

The number of oil and gas wells in progress at December 31, 2004 were as follows:

Exploratory

	Gross	**Net**
Thailand	-	-
Foreign		
Southeast Asia	-	-
Middle East	1	1
Total	**1**	**1**

Development

Thailand	2	0.9
Foreign		
Southeast Asia	-	-
Total	**2**	**0.9**

Net Oil and Gas Wells Drilled Annually in 2004

Exploratory

	Net Productive wells drilled	**Net dry well drilled**
Thailand	7.8	-
Foreign		
Southeast Asia	0.4	0.2
Total	**8.2**	**0.2**

Development

Thailand	33.9	-
Foreign		
Southeast Asia	0.8	-
Total	**34.7**	-

Gross wells include the total number of wells in which the company has an interest. Net wells are the sum of the company's fractional interests in gross wells

Quarterly Information in 2004 and 2003 (unaudited) for the consolidated financial statement are as follows:

(Unit : Million Baht)

Year 2004	4th Q	3rd Q	2nd Q	1st Q	Total
Revenues					
Sales	12,894	12,069	11,097	10,139	46,199
Revenue from pipeline transportation	415	419	404	358	1,596
Other revenues					
Gain on foreign exchange	727	-	-	105	112*
Interest income	85	53	37	42	217
Other revenues	19	39	22	15	83*
Share of profit from investments accounted for under equity method	94	176	49	-	209*
Total revenues	**14,234**	**12,756**	**11,609**	**10,659**	**48,416**
Expenses					
Operating expenses	955	978	853	800	3,586
Exploration expenses	133	97	131	40	401
General administrative expenses	627	466	341	520	1,954
Petroleum royalties	1,574	1,440	1,399	1,255	5,668
Other expenses					
Depreciation, depletion and amortization	2,081	1,895	2,083	2,046	8,105
Director's remuneration	19	2	3	1	26
Loss on foreign exchange	-	206	514	-	-*
Other expenses	11	67	23	18	107*
Share of loss from investments accounted for under equity method	-	-	-	110	-*
Total expenses	**5,400**	**5,151**	**5,347**	**4,791**	**19,847**
Income before interest and income taxes	**8,834**	**7,605**	**6,262**	**5,868**	**28,569**
Interest expenses	338	350	340	331	1,359
Income taxes	3,396	3,144	2,645	2,159	11,344
Net income	**5,100**	**4,111**	**3,277**	**3,378**	**15,866**
Earnings per share (Baht)					
Basic earnings per share	7.81	6.30	5.02	5.18	24.31
Diluted earnings per share	7.78	6.29	5.02	5.17	24.26

* present net balance.

(Unit : Million Baht)

Year 2003	4th Q	3rd Q	2nd Q	1st Q	Total
Revenues					
Sales	8,924	8,875	8,427	7,812	34,038
Revenue from pipeline transportation	354	298	228	209	1,089
Other revenues					
Gain on foreign exchange	50	469	241	110	870
Interest income	45	44	54	59	202
Other revenues	10	31	14	9	64
Share of profit from investments accounted for under equity method	6	206	369	169	750
Total revenues	**9,389**	**9,923**	**9,333**	**8,368**	**37,013**
Expenses					
Operating expenses	616	589	637	548	2,390
Exploration expenses	1,377	239	109	586	2,311
General administrative expenses	403	321	300	289	1,313
Petroleum royalties	1,088	1,052	974	907	4,021
Other expenses					
Depreciation, depletion and amortization	1,459	1,357	1,281	1,353	5,450
Director's remuneration	13	2	2	2	19
Other expenses	38	31	17	22	108
Total expenses	**4,994**	**3,591**	**3,320**	**3,707**	**15,612**
Income before interest and income taxes	**4,395**	**6,332**	**6,013**	**4,661**	**21,401**
Interest expenses	342	360	367	342	1,411
Income taxes	2,060	2,081	2,096	1,725	7,962
Net income	**1,993**	**3,891**	**3,550**	**2,594**	**12,028**
Earnings per share (Baht)					
Basic earnings per share	3.05	5.97	5.44	3.98	18.44
Diluted earnings per share	3.05	5.96	5.44	3.98	18.43



บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No. 1.910/๐๐๐๖๔/2005

Finance Dept.
Tel. 0-2537-4512, 0-2537-4611

February 24, 2005

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Date and Agendas for the Year 2005 General Shareholders' Meeting

Attachment: Warrant Allotment Program of PTT Exploration and Production Public Company Limited for Its Management and Employees for the Year 2005

The Board of Directors of PTT Exploration and Production Public Company Limited at a Meeting No.2/2548/232 held on 22 February 2005 passed a resolution to call for the year 2005 General Shareholders' Meeting and its agendas as following.

Item	Date	Time
1. Closing date of the Company share register for the right to attend the General Shareholders Meeting and to receive dividend payment	16 March 2005	12.00 hrs. until the end of the meeting
2. General Shareholders' Meeting	5 April 2005 (at the Auditorium, 2nd Floor, PTT Plc. Office Building, 555 Vibhavadi-Rangsit Road, Chatuchak, Bangkok)	15.30 hrs.
3. Dividend Payment	19 April 2005	

The agendas of the 2005 General Shareholders' Meeting are as follows:

Agenda 1 To approve the Minutes of the 2004 General Shareholders' Meeting.

The Board of Directors' Opinion: The Minutes should be approved.

Agenda 2 To acknowledge the Company's performance for the year 2004 and to approve the 2004 financial statements.

The Board of Directors' Opinion: The Meeting should acknowledge the Company's performance and approve the 2004 financial statements.

-2- / Agenda 3...



Agenda 3 To approve the 2004 dividend payment of Baht 9 per share to shareholders.

The Board of Directors' Opinion: The Meeting should approve the 2004 dividend which will be paid on 19 April 2005.

Agenda 4 To approve the appointment of new directors in replacement of the five directors who are due to retire by rotation:

(1) Mr.Prasit Kovilaikool
(2) Mr.Cherdpong Siriwit
(3) Mr.Vudhibhandhu Vichairatana
(4) Mr.Chitrapongse Kwangsukstith
(5) Mr.Prasert Bunsumpun

The Board of Directors' Opinion: All of the five directors who are due to retire by rotation, according to the Nominating Committee's opinion, are very knowledgeable and capable persons who can manage the Company's business. The Meeting, therefore, should re-elect the five retired directors to be directors for another term.

Agenda 5 To adjust the directors' remuneration.

The Board of Directors' Opinion: The meeting should adjust the directors' remuneration for year 2005 onwards as to the Remuneration Committee's recommendation to be in line with the market norm, the industry and the growth of the Company. The Remuneration Committee recommended adjusting the directors' bonus from 17 million Baht/year to 17-25 million Baht/year. For any performance year in which the Company earns a profit of more than 10,000 million Baht, directors will receive an extra bonus of 0.08 percent on any profit above 10,000 million Baht, with total amount limited to 25 million Baht. The amount is to be adjusted according to the directors' meeting attendance, with deductions for director who fail to attend the meetings. The bonus is to be paid after the Board of Directors has approved the yearly financial reports. The retainer fee, meeting fee of the director and sub-committees' members, and the principles of the payment for the Chairman of the Board and Sub-Committees will remain the same as last year's practice.

Agenda 6 To appoint the auditor and to set his/her remuneration.

The Board of Directors' Opinion: The Meeting should appoint Office of the Auditor General as the Company's auditor for the year 2005 and set the fee as proposed, which is the same rate of last year at 900,000 Baht.

Agenda 7 To approve the principle for the Company to provide directors protection against liability claim within the following limitation:

(1) The director must owe fiduciary duty and perform director responsibility for the company and must not being alleged for breach of duty, neglect, omissions or gross negligent.
(2) The directors are being indemnified or claimed.

-3- / (3) The company....

(3) The company will protect the director by paying for all concerned expenses and loss (if any)

(4) The company will protect the retired director until the end of the claims.

The Board of Directors' Opinion: The Meeting should approve the proposal.

Agenda 8 To approve the issuance and offering of 2.8 million units of warrants to purchase the Company's common shares for management and employees for the year 2005. Details are as attached.

The Board of Directors' Opinion: The objective of the issuance and offering of the warrants for the management and employees in 2005 is to create a continuous ownership atmosphere and to reward and encourage the management and employees. However, the amount issued and offered will only effect profit sharing or voting right of existing shareholders by 0.43 percent. The Meeting, therefore, should approve the proposal.

Agenda 9 To approve the allotment of the 2.8 million shares, registered in the year 2002 and in the year 1998, reserved for the exercise of right under warrants issued for the management and employees for the year 2005, as proposed in Agenda 8.

The Board of Directors' Opinion: This is in accordance with the process of Agenda 8, therefore, the Meeting should approve the proposal.

Agenda 10 Other business.

Yours sincerely,



Maroot Mrigadat
President

Attachment

Warrant Allotment Program of PTT Exploration and Production Public Company Limited for Its Management and Employees for the Year 2005

We, PTT Exploration and Production Public Company Limited ("PTTEP"), intend to issue and offer warrants to purchase PTTEP's common shares for its management and employees. The details are as follows:

1. Objective and Necessities

1.1 To create an ownership atmosphere among management and employees.

1.2 To compensate and reward management and employees who dedicated their time and effort to the Company, in order to retain valuable personnel with the Company.

1.3 To be an incentive for management and employees to perform their duties in the best interest of the Company.

2. Details of Warrants

Product	:	Warrants to purchase PTTEP's common shares
Type	:	Specified holder name and non-transferable
Period	:	5 years, commencing from the issuing date
Amount	:	2,800,000[1] units (two million and eight hundred thousand units) or equivalent to 0.43% of the Company's total paid up shares
Amount of Shares Reserved for the Exercise of the Warrants	:	2,800,000[2] shares
Offering Price	:	-0- Baht
Exercise Ratio	:	1 warrant unit per 1 common share
Exercise Price	:	Calculated by using the average closing price of PTTEP shares from the date which the Company determines that the new shareholders have no right to receive the 2003 dividend payment up to the working day prior to the date which the Company determines that the new shareholders have no right to receive the 2004 dividend payment or Ex-dividend (XD) date and minus the 2004 dividend per share. Details are as follows:

---

[1] 2,000,000 units of warrants allotted from the 2002 Employee Stock Ownership Plan and 800,000 units of warrants allotted from the 2004 Employee Stock Ownership Plan.

[2] 2,000,000 common shares allotted from the registered common shares in the year 2002 and 800,000 common shares allotted from the registered common shares in the year 1998.

- The date which the Company determines that the new shareholders have no right to receive the 2003 dividend payment is April 2, 2004.
- The working day prior to the date which the Company determines that the new shareholders have no right to receive the 2004 dividend payment or Ex-dividend (XD) date, is March 10, 2005.
- The 2004 dividend per share is Baht 9

The calculated exercise price will be a whole number without any decimals. However, if the first decimal place is 5 or above, then it will be rounded up, and if the first decimal place is less than 5, then it will be nullified.

Exercise Date : The Company's management and employees are able to convert 25% of the allocated warrants per year at the end of year 1, year 2, year 3 and year 4. The warrants that are valid for conversion are exercisable every 3 months, from the first exercise date that is specified in the warrants until the expiry of the warrants.

In case the exercise date falls on a holiday, the exercise date will be the first following business day. However, should the final exercise date fall on a holiday, the exercise date will be the previous business day.

Management and employees can accumulate or delay the exercise of warrants for up to 5 years from the issuing date.

Offering : To management and employees of the Company.

3. Names of management and employees who received warrants exceeding 5% of the total warrants issued.

None of the management and employees received warrants exceeding 5% of the total warrants issued.

4. Effect upon shareholders from issuance of warrants and offering to management and employees on this occasion

4.1 Effect upon share price (Price Dilution).

The issuing and offering of warrants is not expected to create any material effect, since the exercise price is a market price calculated by using the average closing price of PTTEP shares from the date which the Company determines that the new shareholders have no right to receive the 2003 dividend payment up to the working day prior to the date which the Company determines that the new shareholders have no right to receive the 2004 dividend payment or Ex-dividend (XD) date and minus the 2004 dividend per share.

4.2 Effects upon profit sharing or voting right of existing shareholders (Control Dilution).

In case all 2,800,000 warrants are exercised, the effect upon profit sharing or voting rights of existing shareholders (Control Dilution) will decrease by 0.43% of 653,376,300 paid-up shares, whereas the percentage of ownership or voting rights of existing shareholders will be 99.57%.

5. Methods and conditions of warrants allocation

Qualifications of the Receiver	:	Management and employees, including 1. Full time employees (management and employees), and employees on probation. 2. Employees on secondment from PTT Public Company Limited (PTT Plc.). 3. Employees in No.1 above, who have passed away, are infirmed, or have retired in the year of the allocation of the warrants. Those people must have been working with the Company for at least 1 month before the allocation date, and must have been employed by the Company at the time of allocation in the year 2005.
Allocation Method	:	To reward management and employees according to their responsibilities and performance, and by considering their job levels, the Company will allocate the warrants to its management and employees as follows: • Management: 30% of the total warrants allocated in 2005. Meanwhile, Mr. Maroot Mrigadat, President, as a management of the Company will receive 33,000 units of warrants, equivalent to 1.18% of the total warrants allocated in 2005. • Employees: 70% of the total warrants allocated in 2005 This is to provide an incentive for management and employees to perform their duties in the best interest of the Company, resulting in a share price increase.
Exercise Conditions	:	1. On each exercise date, the holder of the warrants must be a PTTEP employee, except in case of death, infirmity or retirement in the year of exercise, or in any other cases as desired by PTTEP e.g. early retirement. However, this condition will not be applied to the employees on secondment from PTT Plc., and such persons must remain PTT Plc. employees by the time of exercising the warrants. 2. Un-exercised warrants or warrants held by disqualified holders will become invalid and have to be returned to the Company. The remaining common shares at the end of last exercise

date will be proposed to the shareholders for their consideration and approval.

6. **Shareholders veto right against the issuing and offering of the warrants to directors, management and employees of the company.**
   The issuance and offering of warrants will need a shareholders' resolution of 3/4 of shareholders who are present and have voting rights and with no objection by more than 10% of the voting rights from the shareholders who are present or from the assignees of the shareholders.

7. **Other conditions**
   The President is empowered with the authority to execute all related transactions, to seek approval from related authorities and to have the authority to proceed or decide on any related matters, including authority to determine and/or amend methods, conditions and any other related matters as well as warrants offering and issuance terms and conditions, issuance of shares reserved for the conversion, changes in exercise price and/or exercise ratio as deemed appropriate and within the related laws, rules and regulations.